EXHIBIT 12.1

Juniper Networks, Inc.
Statements of Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Three Months Ended March 31,	Years Ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings for computation of ratio(*):
Income (loss) before income taxes and before adjustment for noncontrolling interests in consolidated subsidiaries or income from equity investees	$41.4	$811.8	$827.4	$852.2	$(86.3)	$518.4
Plus:
Fixed charges	29.1	113.1	109.4	98.5	83.3	76.1
Amortization of capitalized interest	0.4	1.4	1.3	0.8	0.5	0.4
Less:
Interest capitalized	—	—	(0.4)	(2.2)	(2.7)	(1.9)
Total earnings (loss)	$70.9	$926.3	$937.7	$949.3	$(5.2)	$593.0

Fixed charges(*):
Interest expense	$25.5	$99.2	$95.7	$81.9	$66.0	$58.1
Interest capitalized	—	—	0.4	2.2	2.7	1.9
Amortized premiums, discounts, and capitalized expenses relating to indebtedness	0.5	2.1	1.9	1.4	0.8	0.3
Estimate of interest within rental expense	3.1	11.8	11.4	13.0	13.8	15.8
Total fixed charges	$29.1	$113.1	$109.4	$98.5	$83.3	$76.1

Ratio of earnings (loss) to fixed charges	2.4x	8.2x	8.6x	9.6x	(0.1)x	7.8x
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(*)	For this ratio, both "earnings" and “fixed charges” conform to the calculation required by Item 503(d) of Regulation S-K.